
Sit Mutual Funds

Market Commentary and COVID-19
March 16, 2020

When the Coronavirus was initially identified in China in early 2020, financial market volatility increased due to the uncertainty of the potential negative impact to the world economy. Despite increased volatility, the markets believed that the negative impact from the Coronavirus, as occurred in 2003 with the SARS virus, could be contained with a limited negative impact to the economy and, in turn, corporate health and earnings. The S&P 500® reached an all-time high of 3386 on February 19, 2020. Since then the S&P 500® has plummeted from 3386 to 2710 or more than 19% (as of March 13, 2020) and treasury yields are at record lows. The markets are now realizing that the Coronavirus is exponentially worse compared to the SARS virus. The number of reported cases as of March 11, 2020 is greater than 144,000 and deaths are over 5,390 worldwide.

With the extreme equity market and yield volatility and declines over the last three weeks, we think that markets are anticipating an even uglier scenario – a deep, prolonged global recession. At this time, we do not expect such a dire scenario – just a material economic slowdown that should reaccelerate once the Coronavirus is contained. At the end of 2019 and prior to the Coronavirus outbreak, the U.S. and Global economies were on solid footing with growth estimated in the 2.0-2.5% range. Positive tailwinds included the signing of the U.S.-China Phase I trade deal, resolution of Brexit, pro-growth U.S. tax reform, and accommodative global monetary policies. We thought that these tailwinds could more than offset the headwinds of residual impacts from the U.S.-China trade tariffs, Hong Kong protests, 2020 U.S. presidential election, Iranian conflict, and Boeing 737 Max manufacturing stoppage. The Coronavirus' negative impact is now overwhelming all other factors and we think will reduce global GDP materially, but not lead to a deep, prolonged recession. The SARS virus negatively impacted global GDP by roughly 0.3% for the full year back in 2003. With China's importance to the global economy today, our base case estimate currently is for roughly a 1.0-1.2% negative impact to the full year global economy.

We therefore think the markets are anticipating too much negative news and are unjustifiably oversold. While it is impossible to call a market bottom, this meaningful market downdraft is providing intermediate and long-term investment opportunities. We think the markets should recover once there is a belief that the number of new Coronavirus cases have plateaued and that there is "light at the end of the tunnel" that the virus is contained. Global central banks, including the U.S. Federal Reserve, will continue to reduce short-term rates from already low levels. In addition, we expect meaningful fiscal stimulus measures (especially in the U.S., China and Europe) will be implemented as economic conditions deteriorate. While these actions will take time to influence economic activity, their cumulative impact should boost investor confidence in an eventual recovery.

As predicting the exact timing of the reversal is extremely difficult, we think that investors should maintain a diversified portfolio of high quality stocks and bonds underpinned by strong fundamentals. This provides greater scope to manage risks in challenging market conditions.

As terrible as the Coronavirus is, we think this is a short-term issue and no time to panic. The importance of active management versus passive management is also critical to highlight. Active management allows clients to have opportunistic investment exposure to selective geographic regions, industry sectors, and specific securities. Passive investing, on the other hand, is more a binary decision – "invest or don't invest in the market." Passive investments in a broad index fund or exchange-traded fund provide the investor with no input to the quality of the holdings in the fund.

Equity Strategy: We continue to invest and upgrade the portfolios in high-quality, fundamentally solid, real companies. These companies possess the following characteristics: sales and earnings growth, efficiently managed with operating margin leverage, strong free cashflow generation, healthy balance sheets, dominant market share positions, and proactive managements. Our preferred sectors include technology, health technology, health services, communications, capital goods and utilities. These sectors provide a diversified portfolio and a mixture of more traditional growth areas and cyclical growth areas.

Taxable Bond Strategy: We expect supply constraints to begin to impact multiple industries in the coming days and weeks and slow production. In response, we have cut exposure to corporate bonds and closed-end funds even further where appropriate, while also reducing our relative positioning in lower-rated securities and industries likely to be disproportionately impacted, as we expect yield spreads to widen further in coming weeks. We have positioned portfolios with durations longer than the benchmark where allowed and sensitivity to longer maturity bonds concentrated in Treasuries. When we anticipate a recovery in financial markets, we expect to add to credit at that time, with an emphasis on companies that were disproportionately impacted by the virus. We also expect to simultaneously lower portfolio durations at that time, as we do not believe the current absolute lower yields will be sustained once the threat of the virus has diminished.

Tax-Exempt Bond Strategy: Tax-exempt bonds experienced unprecedented downward movement in prices in the second week of March. This downdraft appears to be technical in nature, due to redemptions in open-end mutual funds, rather than fundamental in nature. Credit profiles of the vast majority of municipal bond issuers remain stable and strong. With long-term yields not seen since spring of 2019, and the Fed likely to be accommodative for some time, the opportunity set for long-term investors to add attractively valued tax-exempt bonds, especially with intermediate and longer duration, has expanded considerably in the past few days. We view the current environment as a good buying opportunity to add to tax-exempt municipal exposure.

Sit Investment Associates will continue to operate at the highest level during this outbreak, and we invite you to contact us with questions or concerns.

Keith McFadyen
630-235-0065
krm@sitinvest.com

Conner Murnighan
312-550-5809
fcm@sitinvest.com

General Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.